YAPPN CORP.

1001 Avenue of the Americas, 11th Floor

New York, NY 10018

888-859-4441

February 1, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn: Daniel Porcod

Re:	Request for acceleration of the Registration Statement on Form S-1 of Yappn Corp.
Filed October 3, 2016 (and subsequently amended November 21, 2016 and January 24, 2017)
File No. 333-213947

Ladies and Gentlemen:

Pursuant to requirements of Section 8(a) of the Securities Act the undersigned hereby requests that the Form S-1 Registration Statement of Yappn Corp., be declared effective on Monday February 6, 2017 at 4:00PM EST or on such earlier or later time and date as the Commission acting pursuant to this Section 8(a) shall determine.

Yappn Corp. acknowledges that

• should the Commission or the staff; acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Company may not assert this action as defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Edward P. Karthaus
Edward P. Karthaus
Chief Executive Officer